Exhibit 99.1

HUYA Inc. Appoints New Chief Financial Officer

GUANGZHOU, China, Dec. 6, 2019 (PRNewswire) – HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced that it has appointed Ms. Catherine Xiaozheng Liu as the Company’s Chief Financial Officer, effective immediately. Ms. Liu succeeds Mr. Henry Dachuan Sha, who has decided to depart due to family reasons.

“We are pleased to welcome Catherine to join Huya as Chief Financial Officer. With her strong track records in capital markets, corporate finance and management, we believe Catherine will be a great addition to our management team and will bring rich experience for Huya’s future development,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Also we would like to thank Henry for his valuable contributions in our IPO and several critical transactions. We wish him all success in his future endeavors.”

“I am very excited to join Huya,” said Ms. Liu. “I look forward to working with the team to continue our growth and strengthen our leadership in the industry.”

Prior to joining Huya, Ms. Liu served as Chief Financial Officer of Yixin Group, a company listed on the Main Board of the Hong Kong Stock Exchange (HKSE: 02858) from April 2017 to November 2019. Between September 2015 and April 2017, Ms. Liu was Chief Strategy Officer of Qihoo 360 Technology Co. Ltd, previously listed on the New York Stock Exchange (NYSE: QIHU). Prior to that, Ms. Liu was Head of China Technology Investment Banking Division at Credit Suisse (Hong Kong) Limited, where she worked from June 2011 to September 2015. Prior to that, she was the vice president in China Investment Banking Division at Citigroup Global Markets Asia Limited, where she worked from October 2009 to June 2011.

Ms. Liu received her bachelor’s degree in finance from Nanjing University, master’s degree in finance from Renmin University of China and master’s degree in management from the University of California, Los Angeles.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit: http://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com